UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*



                         ASSISTED LIVING CONCEPTS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    04543M107
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 17, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     04543M107
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure  of Legal Proceedings  is Required Pursuant to Items
       2(d) or 2(e):        Not Applicable
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  6)   Citizenship or Place of Organization:   United States
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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With:                    10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   679,321*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions):              Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     10.5%*
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  14)  Type of Reporting Person (See Instructions):     IA, IN
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* Cerberus Partners, L.P. ("Cerberus") is the holder of 128,021 shares of common stock, par value $0.01 per share (the "Shares"), of Assisted Living Concepts, Inc. (the "Company"), Cerberus International, Ltd. ("International") is the holder of 325,911 Shares, Cerberus Institutional, Ltd. ("Institutional") is the holder of 123,146 Shares and certain private investment funds (the "Funds") in the aggregate are the holders of 102,243 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Institutional and the Funds. Thus, as of November 17, 2004, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 679,321 Shares, or 10.5% of the Shares deemed issued and outstanding as of that date.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, as of November 5, 2004 there were issued and outstanding 6,491,164 Shares. As of November 17, 2004, Cerberus is the holder of 128,021 Shares, International is the holder of 325,911 Shares, Institutional is the holder of 123,146 Shares and the Funds in the aggregate are the holders of 102,243 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Institutional and the Funds. Thus, as of November 17, 2004, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 679,321 Shares, or 10.5% of the Shares deemed issued and outstanding as of that date.

          The only transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof since the filing of the
Schedule 13D Amendment No. 3 by Mr. Feinberg dated as of November 16, 2004, were the sales of Shares detailed in the table below (each of which were effected in an ordinary brokerage transaction):


                                   I. Cerberus
                                   -----------

                                   (Purchases)

                                      NONE


                                     (Sales)

           Date                      Quantity                    Price
           ----                      --------                    -----
     November 17, 2004                 34,150                    $18.12



                                II. International
                                -----------------

                                   (Purchases)

                                      NONE


                                     (Sales)

           Date                      Quantity                    Price
           ----                      --------                    -----
     November 17, 2004                 50,000                    $18.15
     November 17, 2004                 36,840                    $18.12

                               III. Institutional
                               ------------------

                                   (Purchases)

                                      NONE


                                     (Sales)

           Date                      Quantity                    Price
           ----                      --------                    -----
     November 17, 2004                 32,785                    $18.12



                                  IV. The Funds
                                  -------------

                                   (Purchases)

                                      NONE


                                     (Sales)

           Date                      Quantity                    Price
           ----                      --------                    -----
     November 17, 2004                 27,225                    $18.12

                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           November 18, 2004


                                           /s/ Stephen Feinberg
                                           -------------------------------------
                                           Stephen Feinberg,  in   his  capacity
                                           as the  managing  member of  Cerberus
                                           Associates,   L.L.C.,    the  general
                                           partner of  Cerberus Partners,  L.P.,
                                           and as  the  investment  manager  for
                                           each of Cerberus International, Ltd.,
                                           Cerberus Institutional, Ltd. and  the
                                           Funds


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).